February 5, 2010

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention: Ms. Angela McHale

Re:	Piedmont Office Realty Trust, Inc.

Registration Statement on Form S-11 (File No. 333-163394)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), we hereby join the Company in requesting acceleration of the effectiveness of the above-referenced registration statement to 2:00 p.m. Eastern Time on February 9, 2010, or as soon as practicable thereafter.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

We were advised on January 22, 2010, by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

Pursuant to Rule 460 promulgated under the 1933 Act, please be advised that the undersigned have effected approximately the following distribution of copies of the preliminary prospectus dated January 28, 2010:

The New York Stock Exchange	5
Underwriters	6,848
Dealers, Individuals and Corporations	946
MS/JPM/Wells Branch Offices	4,454

Total	12,253	Copies

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED J.P. MORGAN SECURITIES INC.

As Representatives of the several Underwriters

BY:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ CHRISTOPHER BRENT SMITH
Name:	Christopher Brent Smith
Title:	Vice President

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